Exhibit 99.4

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

LOULO LEADS THE WAY IN CHALLENGING BUT PROFITABLE QUARTER

London, Wednesday 4 May 2016 – Randgold Resources’ flagship operation, the Loulo-Gounkoto complex in Mali, delivered a robust performance in the quarter to March when its Kibali and Tongon mines were impacted by commissioning and other technical issues. This enabled the company to post a profit increase for the first quarter compared to the previous quarter and comparative prior year quarter.

The group also posted a significant improvement in safety with three out of five operations reporting zero lost time injuries for the quarter. Likewise the ongoing fight against malaria delivered another step decrease in incidence rate and all operations retained their international safety certifications with only Kibali still working towards certification, planned for this year.

While production was down 11% from the previous record quarter at 291 912 ounces, the profit of $63.9 million was 19% higher than that of the previous quarter and 25% up on the corresponding quarter in 2015. This reflected Randgold’s tightened focus on the profitability of its mines and a 9% increase in the average gold price received for the period. Total cash costs of $189.0 million were down 8% on the previous quarter, thanks mainly to Loulo, where the transition from contract mining to owner mining started paying off in terms of improved efficiencies and lower operating costs.

At Kibali in the Democratic Republic of Congo, the two mill circuits, usually split between sulphide and oxide ores, were both campaigned on sulphides for an extended period in preparation for the ramp-up in underground ore. Interruptions associated with this process before its successful completion, compounded by a week-long breakdown of one of the ball mills, negatively affected production and costs.

In Côte d’Ivoire, commissioning of Tongon’s fourth crushing stage, which completes the mine’s flotation upgrade and crushing extension project, took longer than expected, and the operation was also hit again by the recurring instability of the power supply from the national grid. Tongon continues to engage with the government and the power utility on this issue and is also expanding its own generating capacity.

Morila in Mali remained profitable even while milling material with a head grade of 0.7g/t showing a significant improvement in cost and profitability compared to last quarter. Preparations for the transition to the treatment of tailings are well underway while discussions with the government and the local community regarding the Domba project are still continuing.

Chief executive Mark Bristow said it had been a busy and demanding quarter for Randgold but in addition to dealing effectively with operational challenges at the mines it had also continued to reinforce the foundations of the business to ensure that it is in good shape to cope with the cyclical nature of the gold mining industry.

“Despite last year’s record production, we replaced 76% of our reserves and all our resources depleted, and our exploration teams continue to hunt for additional ounces around our existing operations as well our next big discovery. Confirming the down plunge extensions of our orebodies in the Loulo district is testament to this, as are the encouraging results from ongoing work in Côte d’Ivoire, where drilling at Gbongogo has confirmed a large intrusion hosted stockwork. Around Kibali work is identifying multiple mineralised shoots around KCD.

We’re also steadily expanding our footprint in our target areas, most recently through the Moku joint venture adjacent to Kibali. Over at the Ngayu belt 200km to the SW of Kibali we are preparing to fly a helicopter VTEM survey over recently signed joint ventures and we continue our regional research programmes across West and Central Africa. We keep strengthening our social licence through constructive engagement with and commitment to our host countries and communities,” Bristow said.

“With our strategy, plans and projections intact, we are able to continue delivering value at current and even lower gold price levels. We’re quite bullish about gold’s medium to long term prospects, and when the cycle turns, the work we do now will have equipped us to capitalise fully on the upside.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

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REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2016

Randgold Resources Limited (‘Randgold’) had 93.5 million shares in issue as at 31 March 2016.

Key Performance Indicators

▪	Profits up 19% quarter on quarter and 25% on corresponding quarter of prior year
▪	Production down 11% quarter on quarter but up 4% on corresponding quarter of prior year
▪	Total cash cost/oz up 3% quarter on quarter but down 8% on corresponding quarter of prior year
▪	Cash increases 19% to $253.8 million on the back of reduced total cash costs and higher gold price
▪	Solid quarter from Loulo-Gounkoto with production in line with plan and significant decrease in total cash cost/oz
▪	Morila delivers steady performance with lower costs
▪	Tongon production impacted by quaternary crushers commissioning and power supply interruptions
▪	Kibali completes challenging quarter including optimising 100% sulphide feed, compounded by mill downtime
▪	New Moku JV adds 1 275km2 to Randgold exploration portfolio in same greenstone belt as Kibali
▪	West African exploration programmes deliver positive borehole and trench results
▪	Shareholders approve 10% increase in annual dividend of $0.66 per share

SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2016	2015	2015	2015
Average gold price received ($/oz)	1 187	1 091	1 215	1 152
Gold sales[1]	345 768	354 759	344 632	1 394 889
Total cash costs[1]	188 963	205 586	200 775	822 673
Profit from mining activity[1]	156 805	149 173	143 857	572 216
Exploration and corporate expenditure	8 947	13 607	8 677	45 067
Profit for the period	63 923	53 527	51 314	212 775
Profit attributable to equity shareholders	54 357	44 528	48 203	188 677
Net cash generated from operations	95 769	114 138	101 720	396 982
Cash and cash equivalents[2]	253 804	213 372	141 238	213 372
Gold on hand at period end[3]	16 844	13 715	10 183	13 715
Group production (oz)	291 912	326 430	279 531	1 211 288
Group sales[1] (oz)	291 385	325 085	283 624	1 210 844
Group total cash cost per ounce[1] ($)	648	632	708	679
Group cash operating cost per ounce[1] ($)	588	577	655	624
Basic earnings per share ($)	0.58	0.48	0.52	2.03

[1]	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
[2]	Cash and cash equivalents excludes $15.0 million of cash at 31 March 2016 ($16.9 million at 31 December 2015 and $19.7 million at 31 March 2015) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
[3]	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $345.8 million decreased by 3% from $354.8 million in the previous quarter. Group gold production for the quarter of 291 912oz was 11% below the previous quarter due to a decrease in production at the Loulo-Gounkoto complex, Tongon and Kibali. At the same time, the average gold price received of $1 187/oz increased by 9% quarter on quarter (2015 Q4: $1 091/oz), partially offsetting the drop in production. Gold sales were in line with the corresponding quarter of 2015.

Total cash costs for the quarter under review of $189.0 million decreased by 8% compared to the previous quarter primarily due to lower cash costs at the Loulo-Gounkoto complex, reflecting lower mining costs, especially underground mining costs and lower processing costs.

Total cash cost per ounce of $648/oz increased by 3% quarter on quarter, reflecting the lower production during the quarter. This was primarily the result of lower grade and recovery achieved at the Loulo-Gounkoto complex, Tongon and Kibali, as well as lower throughput at Kibali and Tongon, partially offset by good cost control, especially at Loulo. Compared to the corresponding quarter of 2015, total cash costs and total cash cost per ounce decreased by 6% and by 8% respectively. This was the result of increased production, as well as lower unit costs quarter on quarter.

Profit from mining increased by 5% to $156.8 million from the previous quarter’s $149.2 million and was up 9% on the corresponding quarter of 2015 ($143.9 million), largely as a result of the drop in the total cash costs, especially at the Loulo-Gounkoto complex, as well as the increase in the average gold price received.

Exploration and corporate expenditure of $8.9 million decreased by 34% quarter on quarter, principally due to decreased exploration expenditure incurred during the quarter, as well as reductions in corporate expenditure. Exploration and corporate costs were in line with the same quarter in the previous year.

Depreciation and amortisation of $37.9 million increased by 17% from the previous quarter and by 5% from the corresponding 2015 quarter, due to an 8% increase in throughput at Loulo (tonnes milled) on the previous quarter and increased assets brought into production at Loulo during the quarter.

Other income in the quarter of $1.3 million decreased from $3.4 million in the previous quarter and $1.8 million in the corresponding period of the prior year, both decreases being the result of net operational foreign exchange losses incurred during the quarter, compared to net exchange gains incurred in the prior and corresponding quarter of 2015. These gains and losses arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the CFA, euro and South African rand to the US dollar rate and reflects the movements in these currencies during the respective quarter. Other income also includes management fees from Kibali and Morila.

Share of profits from joint ventures increased by 343% to $8.5 million from the previous quarter of $1.9 million. The increase was the result of a stronger quarter from Morila due to lower unit costs achieved, as well as higher gold prices during the quarter. Morila’s share of equity accounted joint venture profits increased from a loss of $3.8 million in Q4 2015 to a profit of $1.1 million in Q1 2016. Kibali’s share of equity accounted joint venture profits increased from $5.5 million in Q4 2015 to $7.6 million in the current quarter. The share of profits from the Kibali joint ventures are stated after a tax charge of $1.0 million (attributable). Kibali’s equity accounted joint venture further includes depreciation on a tonnes milled basis and decreased quarter on quarter in line with the 5% drop in throughput. Compared to the corresponding quarter in the previous year, profit from joint ventures dropped by 70% because of lower gold sales and profits from both Morila and Kibali.

Income tax expense of $21.1 million increased by 24% quarter on quarter, reflecting higher provisions for tax charges at Loulo in line with increased profits, partially offset by lower tax charges at Gounkoto in line with the decrease in profits. The income tax expense increased by 118% on the corresponding quarter of the prior year, as a result of the increase in profits at the Loulo-Gounkoto complex quarter on quarter.

Profit for the quarter was 19% up on the previous quarter and up 25% from the corresponding quarter in 2015, reflecting the increase in profit from mining, lower exploration expenditure during the quarter, partially offset by increased taxes during the current quarter. Basic earnings per share increased by 21% to $0.58 (Q4 2015: $0.48) quarter on quarter, reflecting the increase in profits. Compared to Q1 2015, basic earnings per share increased by 12%, also reflecting the higher profits.

Net cash generated from operations for the quarter of $95.8 million decreased by 16% from the previous quarter and by 6% compared to the corresponding quarter in 2015, primarily reflecting increases in operating working capital.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined Q1 production for the Loulo-Gounkoto complex was in line with plan at 172 554oz (Loulo: 99 101oz and Gounkoto: 73 453oz), 6% down on the previous quarter (Q4 2015: 182 698oz) but up significantly by 34% on the corresponding quarter in 2015. The ratio of production from Loulo and Gounkoto of 58:42 was in line with the long term plan of approximately 60:40. Tonnes processed was up on the previous quarter at 1 211kt (Q4 2015: 1 185kt), as a result of sustained high plant run time but head grade milled was lower at 4.9g/t from 5.2g/t in the prior quarter. Recoveries were slightly down on the previous quarter at 90.9% (Q4 2015: 91.6%), as a result of increased throughput across the CIL circuit which reduced circuit residence time.

Partial commissioning of the new electrowinning and elution column circuits towards the end of quarter improved electrowinning efficiency. Full circuit optimisation is currently underway to enhance flexibility by increasing the gold stripping capacity, which is expected to be completed in Q2 2016.

Notwithstanding the drop in gold production, the total cash cost per ounce reduced by 6% to $551/oz for the quarter (Q4 2015: $585/oz) and by 29% compared to the corresponding quarter in 2015. Costs were well contained across the operation with a decrease in unit rates of both mining and processing costs. In particular, the mine saw the full benefit of the transition to owner mining in the underground costs, following the move from contract mining during the prior quarter.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2016	2015	2015	2015
Mining
Tonnes mined (000)	9 561	8 449	6 925	31 360
Ore tonnes mined (000)	1 178	1 102	1 188	4 513
Milling
Tonnes processed (000)	1 211	1 185	1 071	4 543
Head grade milled (g/t)	4.9	5.2	4.3	4.8
Recovery (%)	90.9	91.6	88.0	90.1
Ounces produced	172 554	182 698	129 233	630 167
Ounces sold	170 286	181 314	134 421	630 627
Average price received ($/oz)	1 185	1 090	1 215	1 148
Cash operating costs[1] ($/oz)	480	520	702	606
Total cash costs[1] ($/oz)	551	585	775	675
Gold on hand at period end[2] ($000)	12 497	8 133	3 452	8 133
Profit from mining activity[1] ($000)	108 009	91 514	59 151	298 396
Gold sales[1] ($000)	201 858	197 593	163 345	724 167

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

There were zero lost time injuries (LTIs) recorded during the quarter with a lost time injury frequency rate (LTIFR) of zero per million hours worked versus 0.66 recorded in the previous quarter.

On a standalone basis, Loulo produced 99 101oz of gold (Q4 2015: 88 876oz) at a total cash cost of $523/oz (Q4 2015: $642/oz). The increase in production was due to an 8% increase in tonnes processed and a 4% increase in head grade milled.

Total cash cost per ounce reduced by 19%, on the back of the increased production as well as good cost control across the operation, which included the full benefit of the transition to owner mining, favourable exchange rates and lower fuel costs.

Profit from mining of $64.3 million was 61% higher than the previous quarter’s $40.0 million because of the increase in gold produced and sold, higher average gold price received and lower cost of production.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2016	2015	2015	2015
Mining
Tonnes mined (000)	648	609	693	2 598
Ore tonnes mined (000)	648	590	672	2 520
Milling
Tonnes processed (000)	634	587	602	2 570
Head grade milled (g/t)	5.3	5.1	4.2	4.7
Recovery (%)	90.9	91.6	88.2	90.1
Ounces produced	99 101	88 876	71 065	350 604
Ounces sold	97 106	88 975	75 377	352 927
Average price received ($/oz)	1 185	1 092	1 218	1 152
Cash operating costs[1] ($/oz)	452	577	776	670
Total cash costs[1] ($/oz)	523	642	849	739
Gold on hand at period end[2] ($000)	6 876	3 678	1 734	3 678
Profit from mining activity[1] ($000)	64 292	39 979	27 784	145 875
Gold sales[1] ($000)	115 061	97 134	91 775	406 643

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Loulo underground production increased quarter on quarter with the mine stabilising following the transition to owner mining in the previous quarter.

The development in both Yalea and Gara has improved with the availability of new equipment and a dedicated consolidated mining team. The focus has been on paste filling during the quarter to improve availability of mineable reserves and reduce the pressure on capital development.

LOULO UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2016	2015	2015	2015
YALEA
Ore tonnes mined	374 671	326 007	384 364	1 339 282
Development metres	2 103	1 582	2 284	8 290
GARA
Ore tonnes mined	273 300	264 036	287 754	1 120 982
Development metres	1 776	1 612	2 010	8 352

Capital expenditure

Capital expenditure for the quarter amounted to $43.6 million and included $31.3 million on the development of Yalea and Gara underground mines, mostly on the construction of the Gara and Yalea refrigeration plants, in line with mine plans. Commissioning of the plants is expected to be completed by Q3 2016.

Loulo mineral resources and ore reserves update

The mineral resource and ore reserve base for Loulo at the end of 2015, along with a comparison to figures at the end of 2014, is tabulated below:

LOULO MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2015	2014	2015	2014	2015	2014	2015	2014
MINERAL RESOURCES[1]
▪ Stockpiles	Measured	1.9	2.2	1.7	1.8	0.1	0.1	0.08	0.1
▪ Open pits	Measured	0.7	1.0	2.9	2.2	0.07	0.07	0.05	0.06
	Indicated	11	7.0	2.6	2.3	0.9	0.5	0.7	0.4
	Inferred	3.2	7.0	3.0	2.2	0.3	0.5	0.2	0.4
▪ Underground	Measured	15	12	5.0	4.3	2.4	1.7	1.9	1.3
	Indicated	22	29	5.1	5.0	3.6	4.7	2.9	3.8
	Inferred	17	13	4.1	3.7	2.2	1.6	1.8	1.3
TOTAL MINERAL RESOURCES	Measured and indicated	51	52	4.4	4.3	7.1	7.1	5.7	5.7
	Inferred	20	20	3.9	3.2	2.5	2.1	2.0	1.7
ORE RESERVES[2]
▪ Stockpiles	Proved	1.9	2.2	1.7	1.8	0.1	0.1	0.08	0.1
▪ Open pits	Probable	5.3	4.2	3.4	2.5	0.6	0.3	0.5	0.3
▪ Underground	Proved	6.7	-	5.3	-	1.1	-	0.9	-
	Probable	18	27	5.0	5.1	2.9	4.4	2.3	3.5
TOTAL ORE RESERVES	Proved and probable	32	33	4.6	4.6	4.7	4.9	3.7	3.9

[1]	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.7g/t. Underground mineral resources are those insitu mineral resources of the Yalea and Gara deposits that fall below the design pits and are reported at a cut-off of 1.9g/t for Yalea and 1.7g/t for Gara. Mineral resources for Gara and Yalea were generated by Mr Simon Bottoms, an officer of the company and competent person. Mineral resources for Loulo 3, Baboto & Gara West were generated by Mr Mamadou Ly, an officer of the company, under the supervision of Mr Simon Bottoms, an officer of the company and competent person.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 2.6g/t for Yalea underground and 2.2g/t for Gara underground and includes dilution and ore loss factors. Underground ore reserves were calculated by Mr Andrew Fox, an external consultant and competent person.
[3]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Refer to comments and US disclaimer in this report.

GOUNKOTO

One LTI was recorded during the quarter with an LTIFR of 1.88 per million hours worked versus zero recorded in the previous quarter.

On a standalone basis, Gounkoto produced 73 453oz of gold (Q4 2015: 93 822oz) at a total cash cost per ounce of $589/oz (Q4 2015: $530/oz). The decrease in production was due to a 4% decrease in tonnes processed, 17% decrease in head grade milled and 1% decrease in recoveries. The lower head grade and tonnes processed were in line with the plan to maintain the 60:40 ratio between Loulo and Gounkoto. Total cash cost per ounce increased to $589/oz from $530/oz in the previous quarter on the back of the lower production.

Profit from mining for the quarter of $43.7 million was lower than the previous quarter (Q4 2015: $51.5 million), reflecting the lower gold production and gold sold at a higher cash cost of production, partially offset by a higher average gold price received during the current quarter.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2016	2015	2015	2015
Mining
Tonnes mined (000)	8 913	7 840	6 232	28 762
Ore tonnes mined (000)	530	512	515	1 992
Milling
Tonnes processed (000)	577	598	469	1 973
Head grade milled (g/t)	4.4	5.3	4.4	4.9
Recovery (%)	90.9	91.6	87.9	90.1
Ounces produced	73 453	93 822	58 168	279 563
Ounces sold	73 180	92 339	59 044	277 700
Average price received ($/oz)	1 186	1 088	1 212	1 143
Cash operating costs[1] ($/oz)	518	465	608	526
Total cash costs[1] ($/oz)	589	530	681	594
Gold on hand at period end[2] ($000)	5 621	4 455	1 718	4 455
Profit from mining activity[1] ($000)	43 717	51 535	31 366	152 521
Gold sales[1] ($000)	86 797	100 459	71 570	317 524

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali owns 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Capital expenditure

Capital expenditure for the quarter amounted to $1.2 million, which primarily related to the superpit feasibility drilling and exploration.

Gounkoto mineral resources and ore reserves update

The mineral resource and ore reserve base for Gounkoto at the end of 2015, with a comparison to figures at the end of 2014, is tabulated below:

GOUNKOTO MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2015	2014	2015	2014	2015	2014	2015	2014
MINERAL RESOURCES[1]
▪ Stockpiles	Measured	1.9	1.7	1.9	1.9	0.1	0.1	0.09	0.08
▪ Open pits	Measured	3.2	3.8	3.4	4.3	0.3	0.5	0.3	0.4
	Indicated	17	15	3.9	3.9	2.1	1.9	1.7	1.5
	Inferred	2.2	3.7	2.2	2.6	0.2	0.3	0.1	0.2
▪ Underground	Indicated	7.5	7.1	6.5	5.7	1.6	1.3	1.3	1.0
	Inferred	3.1	3.8	3.8	3.8	0.4	0.5	0.3	0.4
TOTAL MINERAL RESOURCES	Measured and indicated	30	28	4.4	4.3	4.2	3.8	3.3	3.0
	Inferred	5.3	7.5	3.1	3.2	0.5	0.8	0.4	0.6
ORE RESERVES[2]
▪ Stockpiles	Proved	1.9	1.7	1.9	1.9	0.1	0.1	0.09	0.08
▪ Open pits	Proved	2.2	2.7	4.2	4.9	0.3	0.4	0.2	0.3
	Probable	12	13	4.4	4.0	1.6	1.7	1.3	1.4
▪ Underground	Probable	4.7	4.7	7.2	6.0	1.1	0.9	0.9	0.7
TOTAL ORE RESERVES	Proved and probable	20	22	4.8	4.4	3.1	3.2	2.5	2.5

[1]	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.9g/t. Underground mineral resources are those insitu mineral resources below the $1 500/oz pit shell reported at 2.0g/t cut-off. Mineral resources for Gounkoto were generated by Mr Sekou Diallo and Mr Mamadou Ly, both officers of the company, under the supervision of Mr Simon Bottoms, an officer of the company and competent person.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and 1.3g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr Philemon Frimpong, an officer of the company, under the supervision of Mr Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 3.0g/t and include dilution and ore loss factors. Underground ore reserves were calculated by Mr Tim Peters, an external consultant and competent person.
[3]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Refer to comments and US disclaimer in this report.

MORILA

One LTI was recorded during the quarter with a LTIFR of 2.21 compared to zero in the previous quarter.

Gold production for the quarter of 16 191oz was 7% below the previous quarter’s production (Q4 2015: 17 3781oz), mainly due to the lower plant throughput of 769kt (Q4 2015: 816kt) following the ball mill gearbox replacement and mill relining. Total cash costs improved to $915/oz compared to the $1 060/oz in the previous quarter.

Management continued to engage with the State and affected communities to obtain the necessary approvals for the Domba project to proceed as soon as possible. In the meantime, preparations for the retreatment of tailings storage facility (TSF) material continued and all the remaining equipment was installed and commissioned to ensure the plant can transition as soon as the current hard rock ore sources are depleted.

The decapping operations at the TSF continue and a switch to tailings treatment in the processing plant is planned in the third quarter.

Capital expenditure

There was no capital expenditure incurred during the quarter.

MORILA RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2016	2015	2015	2015
Mining
Tonnes mined (000)	-	-	3 425	3 425
Ore tonnes mined (000)	-	-	939	939
Milling
Tonnes processed (000)	769	816	718	3 063
Head grade milled (g/t)	0.7	0.7	2.4	1.4
Recovery (%)	90.2	90.3	91.8	91.1
Ounces produced	16 191	17 381	50 917	122 374
Ounces sold	16 191	17 381	49 698	122 374
Average price received ($/oz)	1 202	1 087	1 226	1 168
Cash operating costs[1] ($/oz)	843	995	526	645
Total cash costs[1] ($/oz)	915	1 060	528	674
Profit from mining activity[1] ($000)	4 650	468	34 684	60 487
Attributable (40%)
Gold sales[1] ($000)	7 786	7 558	24 362	57 197
Ounces produced	6 476	6 952	20 367	48 950
Ounces sold	6 476	6 952	19 879	48 950
Profit from mining activity[1] ($000)	1 860	187	13 874	24 195
Gold on hand at period end[2] ($000)	-	-	579	-

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Morila mineral resources and ore reserves update

The mineral resource and ore reserve base for Morila at the end of 2015, with a comparison to figures at the end of 2014, is tabulated below:

MORILA MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2015	2014	2015	2014	2015	2014	2015	2014
MINERAL RESOURCES[1]
▪ Stockpiles	Measured	-	0.02	-	4.0	-	0.003	-	0.001
	Inferred	0.8	1.3	0.7	0.8	0.02	0.03	0.01	0.01
▪ Open pits	Indicated	0.5	0.6	3.2	3.0	0.05	0.1	0.02	0.02
	Inferred	-	0.2	-	3.7	-	0.02	-	0.01
▪ TSF	Indicated	23	14	0.5	0.5	0.4	0.2	0.2	0.1
	Inferred	0.9	9.7	0.5	0.5	0.01	0.2	0.01	0.06
TOTAL MINERAL RESOURCES	Measured and indicated	24	14	0.6	0.6	0.4	0.3	0.2	0.1
	Inferred	1.8	11	0.6	0.6	0.03	0.2	0.01	0.1
ORE RESERVES[2]
▪ Stockpiles	Proved	-	0.02	-	4.0	-	0.003	-	0.001
▪ Open pits	Probable	-	0.6	-	3.0	-	0.06	-	0.02
▪ TSF	Probable	15	12	0.6	0.5	0.3	0.2	0.1	0.08
TOTAL ORE RESERVES	Proved and probable	15	13	0.6	0.7	0.3	0.3	0.1	0.1

[1]	Open pit mineral resources are those located within the $1 500/oz pit shell reported at $1 500/oz cut-off of 0.5g/t. Stockpile mineral resources are also reported at a $1 500/oz gold price and reported at a 0.5g/t cut-off. TSF mineral resources are reported at a $1 500/oz reported at a 0.3g/t cut-off. Open pit and TSF mineral resources were generated by Mr Jonathan Kleynhans, an officer of the company and competent person.
[2]	TSF ore reserves are reported at a $1 000/oz cut-off grade of 0.5g/t. Ore reserves were calculated by Mr Shaun Gillespie, an officer of the company and competent person.
[3]	Attributable gold (Moz) refers to the quantity attributed to Randgold based in its 40% interest in Morila.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such reported to the second significant digit. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Refer to comments and US disclaimer in this report.

TONGON

There were zero LTIs recorded in Q1 2016, in line with the previous quarter. No major environmental incidents or social grievances occurred during the quarter. The mine progressed with its agribusiness feasibility assessment in partnership with the government and local community during the quarter. Preparation of detailed business plans, together with the government and private business owners, will now begin and final approval and implementation is expected to be actioned in stages.

Tongon produced 54 122oz of gold in Q1 2016, 20% lower than the previous quarter, primarily a result of a 6% decrease in throughput and 13% decrease in head grade milled. Lower throughput stemmed from an extended commissioning and troubleshooting period of the new quaternary crushing circuit and associated instability that was further compounded by grid power supply interruptions throughout the quarter and a week-long cut in power supply in March. During this latter period, plant feed grade and recovery were affected by feeding from lower grade sources located within the process plant, while diesel generated power maintained only the key process units in the plant.

Costs were well contained with reductions in both mining and processing unit costs, but on the back of the drop in gold production, total cash cost per ounce increased by 17% to $900/oz (Q4 2015: $771/oz).

As highlighted above, grid power supply was unstable throughout the quarter due to breakdowns and unavailability of key national grid power station turbines and sub-station transformer failures. Adding to this, CIE cut off the grid power supply to the mine for a week at a time when Tongon and CIE were in discussions regarding the grid power tariff increases imposed on the mining industry in Côte d’Ivoire. Consequently, the grid to generated power ratio worsened to 77:23 in March, and averaged 88:12 for the quarter. The power interruptions affected the throughput and stability of the plant and associated recoveries, leading to lower gold production and higher cost per ounce, driven largely by increased diesel consumption, although the increased diesel consumption was partially mitigated by reduced fuel prices. The mine continues to engage with the government, the industry and CIE to ensure a stable and cost effective supply of electricity, which has improved in April.

Total tonnes mined increased by 8% compared to the previous quarter, in line with the mine’s strategy to ensure sufficient ore stocks for Q2 feeding, following the new quaternary crusher commissioning and anticipated production ramp-up. Increased on-the-floor supervision, a focus on short term interval controls in the field and the implementation of a short haul dumping strategy all contributed to higher tonnage mined.

Profit from mining activity decreased by 29% to $15.4 million compared to the prior quarter, reflecting the lower production and ounces sold, partially offset by a 9% higher average gold price received of $1 189/oz.

Capital expenditure

Phase 2 commissioning of the quaternary crushing circuit installation was completed during the quarter, including the dewatering screening plant, three CH440 Hydrocone crushers and associated peripheral services. Dewatering circuit optimisation continued into Q2, following which a three month crushing warranty test is planned together with the crusher supplier.

Capital expenditure for the quarter amounted to $1.7 million, primarily on the quaternary crushing in line with plan. Additional capex of $4.2 million was approved in Q1 for the upgrade of the power generation plant, with six new 3512B gensets scheduled to be installed by Q3 2016. This should allow the full mine to operate normally when the grid power supply is not available.

TONGON RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2016	2015	2015	2015
Mining
Tonnes mined (000)	7 835	7 254	6 392	28 826
Ore tonnes mined (000)	910	1 027	966	3 563
Milling
Tonnes processed (000)	975	1 032	1 011	4 018
Head grade milled (g/t)	2.1	2.4	2.2	2.3
Recovery (%)	81.8	83.6	80.1	82.6
Ounces produced	54 122	67 473	57 271	242 948
Ounces sold	55 273	68 448	56 071	241 478
Average price received ($/oz)	1 189	1 088	1 211	1 148
Cash operating costs[1] ($/oz)	865	739	762	801
Total cash costs[1] ($/oz)	900	771	798	836
Gold on hand at period end[2] ($000)	412	1 576	1 424	1 576
Profit from mining activity[1] ($000)	15 394	21 699	23 153	75 444
Gold sales[1] ($000)	65 698	74 493	67 883	277 253

Randgold owns 89% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Tongon mineral resources and ore reserves update

The mineral resource and ore reserve base for Tongon at the end of 2015, with a comparison to figures at the end of 2014, is tabulated below:

TONGON MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2015	2014	2015	2014	2015	2014	2015	2014
MINERAL RESOURCES[1]
▪ Stockpiles	Measured	2.4	3.0	1.3	1.3	0.1	0.1	0.09	0.1
▪ Open pits	Measured	6.4	3.9	3.3	3.1	0.7	0.4	0.6	0.3
	Indicated	22	27	2.6	2.6	1.8	2.2	1.6	2.0
	Inferred	5.7	4.3	2.6	2.5	0.5	0.3	0.4	0.3
▪ Underground	Indicated	-	-		-	-	-	-	-
	Inferred	6.4	7.5	2.9	2.8	0.6	0.7	0.5	0.6
TOTAL MINERAL RESOURCES	Measured and indicated	30	34	2.6	2.5	2.6	2.7	2.3	2.4
	Inferred	12	12	2.8	2.7	1.1	1.0	1.0	0.9
ORE RESERVES[2]
▪ Stockpiles	Proved	2.4	3.0	1.3	1.3	0.1	0.1	0.1	0.1
▪ Open pits	Proved	5.8	4.2	2.7	2.8	0.5	0.4	0.4	0.3
	Probable	18	23	2.4	2.4	1.4	1.7	1.3	1.5
TOTAL ORE RESERVES	Proved and probable	26	30	2.4	2.3	2.0	2.2	1.8	2.0

[1]	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at a 0.54g/t cut-off. Underground mineral resources are those insitu mineral resources below the NZ, $1 500/oz pit shell reported at a 2.0g/t cut-off. Mineral resources were generated by Mr Simon Bottoms, an officer of the company and competent person.
[2]	Open pit ore reserves ore reported at a gold price of $1 000/oz and 0.8g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr Shaun Gillespie, an officer of the company and competent person.
[3]	Attributable gold (Moz) refers to the quantity attributed to Randgold based in its 89% interest in Tongon SA.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such reported to the second significant digit. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Refer to comments and US disclaimer in this report.

KIBALI

There were zero LTIs recorded during the quarter at Kibali, compared to two in the previous quarter. No major environmental incidents occurred during the period.

Kibali produced 130 577oz of gold in Q1, a 15% decrease on the prior quarter, at a total cash cost of $740/oz (Q4 2015: $621/oz). During the quarter under review, the mine operated for an extended period on full sulphide, as per its feed plan, in order to optimise the twin circuits, having previously split the two mill streams between sulphide and oxide and or transition ore. Over the next two years, prior to full production from the underground mine, the mine will have periods where the switch between streams is necessary in terms of the anticipated ore feed schedule, as the mine starts to deplete the available oxide feed sources. The challenges encountered during this campaign, however, resulted in a drop in recoveries and consequently in gold production. While ramping up on a two stream basis, after the sulphide campaign, Mill 2 experienced a journal failure in the last week of the quarter, with the consequent downtime further impacting throughput. The drop in production adversely affected the total cash cost per ounce which was further compounded by a higher strip ratio in the open pit mining, compared to the previous quarter.

Profit from mining activity decreased by 19% to $58.9 million in the current quarter (Q4 2015: $72.5 million), reflecting the lower production and higher cash costs but partially offset by the higher average gold price received.

Kibali spent a further $0.5 million on community development projects during the quarter, including initiating a 500ha maize outgrowers programme, with a community run milling plant planned for Q2.

KIBALI RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2016	2015	2015	2015
Mining
Tonnes mined (000)	7 378	6 675	8 695	31 170
Ore tonnes mined (000)	1 563	1 929	1 729	6 862
Milling
Tonnes processed (000)	1 640	1 724	1 613	6 833
Head grade milled (g/t)	3.2	3.4	3.6	3.5
Recovery (%)	78.1	82.9	85.5	83.8
Ounces produced	130 577	154 013	161 468	642 720
Ounces sold	131 888	151 934	162 785	643 976
Average price received ($/oz)	1 187	1 099	1 216	1 160
Cash operating costs[1] ($/oz)	688	572	567	557
Total cash costs[1] ($/oz)	740	621	611	604
Profit from mining activity[1] ($000)	58 922	72 533	98 360	358 184
Attributable (45%)
Gold sales[1] ($000)	70 425	75 116	89 041	336 272
Ounces produced	58 760	69 306	72 661	289 224
Ounces sold	59 350	68 370	73 253	289 789
Profit from mining activity[1] ($000)	26 515	32 640	44 262	161 183
Gold on hand at period end[2] ($000)	3 935	4 006	4 728	4 006

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the DRC State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the hydropower stations

Remedial work, necessitated by the breached berm last year, continued on the Ambarau powerhouse. Extension of the Ambarau permanent hardfill wall is planned in Q2 2016. In addition, construction started on the permanent access bridge for the third hydropower station, Azambi.

Declines

Underground production continued to ramp up, with the total ore produced from underground 27% up on the last quarter at 374 632t. In addition, Kibali completed 2.9km of underground development during the quarter.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2016	2015	2015	2015
Ore tonnes mined	374 632	295 823	138 041	803 879
Development metres	2 888	2 810	2 471	10 599

Vertical shaft

Shaft sinking, equipping and headgear changeover were completed during 2015, enabling the off-shaft development and shaft underground infrastructure construction to begin during the quarter. 416m of development from the shaft was completed during Q1 2016. The shaft remains on schedule to be completed in Q3 2017.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2016	2015	2015	2015
Vertical metres	-	-	-	45
Off shaft development	416	-	338	735

Capital expenditure

Capital expenditure for the quarter amounted to $26.8 million (at 100%), significantly down from the previous quarter following reduced expenditure on hydropower station construction, as well as on the shaft as the sinking and equipping was completed in the previous year. Plant related construction such as the regeneration kiln and the desliming cyclones, have also been completed. The phase 2 capital estimate remains in line with previous guidance.

Kibali mineral resources and ore reserves update

The mineral resource and ore reserve base for Kibali at the end of 2015, with a comparison to figures at the end of 2014, is tabulated below:

KIBALI MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2015	2014	2015	2014	2015	2014	2015	2014
MINERAL RESOURCES[1]
▪ Stockpiles	Measured	3.8	3.8	1.7	1.4	0.2	0.2	0.1	0.1
▪ Open pits	Measured	6.5	4.4	2.4	2.4	0.5	0.3	0.2	0.1
	Indicated	56	63	2.1	2.1	3.8	4.3	1.7	1.9
	Inferred	18	21	1.8	1.8	1.0	1.2	0.5	0.6
▪ Underground	Indicated	68	68	5.2	5.4	11	12	5.1	5.2
	Inferred	29	32	3.0	3.1	2.8	3.2	1.3	1.4
TOTAL MINERAL RESOURCES	Measured and indicated	134	139	3.7	3.7	16	16	7.2	7.4
	Inferred	47	53	2.5	2.6	3.9	4.4	1.7	2.0
ORE RESERVES[2]
▪ Stockpiles	Proved	3.8	3.8	1.7	1.4	0.2	0.2	0.1	0.08
▪ Open pits	Proved	0.2	1.6	3.7	2.6	0.03	0.1	0.01	0.06
	Probable	30	33	2.2	2.4	2.2	2.5	1.0	1.1
▪ Underground	Probable	45	44	5.6	5.7	8.2	8.2	3.7	3.7
TOTAL ORE RESERVES	Proved and probable	80	83	4.1	4.1	11	11	4.8	4.9

[1]	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at a cut-off of 0.5g/t. Underground mineral resources are those insitu mineral resources at the KCD deposit that fall below the 5 685 metre RL elevation, reported at a cut-off of 1.5g/t. Mineral resources were generated by Mr Ernest Doh, an officer of the company and competent person, and Mr Mamadou Ly, an officer of the company; under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and an average cut-off of 0.88g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr Nicholas Coomson, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 2.5g/t and include dilution and ore loss factors. Underground ore reserves were calculated by Mr Tim Peters, an external consultant and competent person.
[3]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold mine.

Mineral resource and ore reserves are quoted as per JORC 2012 guidelines and thus reported to the second significant digit. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Refer to comments and US disclaimer in this report.

EXPLORATION ACTIVITIES

This quarter we report results from drilling on 12 targets across the portfolio as the brownfields work on our orebodies and satellites identifies a range of targets with real potential to increase our reserves. A further three targets are being tested early in Q2.

NEW JOINT VENTURES

Our focus remains on balancing the brownfields work with greenfields opportunities and expanding our footprint into new, under areas. A new joint venture (JV) has been signed with Alecto Minerals PLC (Alecto) covering 137km² in two permits (Kobokoto and Koussikoto) where Randgold is earning into 65% of the project through the completion of a prefeasibility study. The Alecto permits cover a strike length of approximately 6km and contain a number of mineralised trench and drill results beneath significant kilometre scale soil anomalies. Historical data is being compiled with our own interpretations for the project and field work will begin in Q2.

In the Democratic Republic of Congo (DRC), the recently signed Moku joint venture provides Randgold with access to 1 275km2 of highly prospective ground to the immediate west of the Kibali project, covering the extensions of the same structures we are testing at Kibali. The Moku project comprises six exploitation permits held by Société Minière de Moku-Beverendi SA, a Congolese company owned 65% by Moku Goldmines AG (Moku) and 35% by the State owned mining company Société Minière de Kilo-Moto SA (SOKIMO). Under the joint venture, a subsidiary of Randgold will be responsible for undertaking the project exploration, and for completing a prefeasibility study, with the costs of the project being the responsibility of Randgold. During this initial phase, Société Minière de Moku-Beverendi SA will retain the exploration permits.

After completion of a prefeasibility study, and so long as Randgold’s investment criteria are met, the team will prepare a feasibility study according to agreed criteria. At this stage the exploration permits will be transferred to a newly incorporated Congolese company (New Co) to be owned by Randgold (51%), Moku (29%) and SOKIMO (who has a carried interest) (20%). On transfer of the permits, the parties have agreed that SOKIMO will be entitled to a success fee of $4.5 million

Under the terms of the arrangements, on completion of the prefeasibility study, Randgold and Moku will jointly fund the joint venture pro rata to their interests in New Co. Should either of Randgold or Moku fail to contribute to their funding requirement, that party’s interest will be diluted pursuant to the terms of the joint venture, and the non-diluted party shall fund the diluted party’s financing obligations going forward.

Prior to the transfer of the permits to the New Co, Randgold has the right to terminate the joint venture if it determines there is no further geological justification to continue exploration, at which point its obligation to continue to undertake exploration (and fund the project) will cease.

MALI

Loulo project

On the Loulo permit, the focus continues to be on brownfields exploration around the deposits. A first phase of reconnaissance drilling into the down-plunge extension of the Gara deposit began this quarter, building on 2015’s successful strategy which concluded with a significant increase to the Gara resource and contributed to the complete replenishment of Randgold’s resources, after depletion, last year. First results are being returned from this programme which again confirms the continuity of the Gara system at depth. Results from two holes in this southern panel returned: L0CP233 - 12.30m @ 3.68g/t (1 005.2m), including 8.15m @ 5.26g/t; and L0CP234 - 11.60m @ 1.74g/t (840.8m), including 1.2m @ 9.30g/t. Both intersections are typical of the Gara quartz-tourmaline (QT) mineralisation and the grade variability associated with the deposit. Intersections from the ongoing conversion programme up-dip, are generally correlating well with the resource block model and strong intersections this quarter such as L0CP221 - 5.75m @ 32.16g/t from 906.5m, reflect the heterogeneous tenor of mineralisation that characterises the deposit.

At Yalea, relogging identified two structural models which further refine the targets at depth to the south of the deposit and which were being drill tested by the end of the quarter. These targets are based on the projection of features within the orebody which have a close correlation with the high grade, Purple Patch mineralisation. Significant work this quarter was also carried out on the Gara South target, with trenching, RC and diamond drilling confirming the continuity of a sinistral fold model for the mineralised system, which is the southern extension, at surface, of the Gara QT. Results from the work over 1.1km of identified strike to a depth of 150m (vertical) from surface indicate significant potential for open pit mineralisation, above 3g/t, which is close to the plant. Infill trenching at 45m spacing is in progress over 600m strike length of this target and drilling to define the potential of the higher-grade hinges in the folded QT unit will follow.

Gounkoto project

At P64, further analysis of the target identified several steeply plunging shoots of high grade mineralisation, with open potential for an underground target. Opportunity also exists to extend the $1 000/oz pit by addressing drill gaps near the base of the current pit design and both areas were being tested by drilling by quarter end. At Faraba Main, which has not been worked since before the Gounkoto discovery, a review and relog is in progress. Exploration opportunity exists at Faraba North, where higher grade mineralisation occurs in the footwall of broad, low grade ‘Faraba Main’ style mineralisation in the hanging wall. The higher grade mineralisation can be defined geologically due to its relationship with much higher strain and a distinctive silica-carbonate-chlorite alteration assemblage. Historical results from this footwall zone were significant over 600m strike at depth and included: FADH015 - 13.3m @ 3.96g/t and 10.55m @ 8.68g/t; FADH004 - 12.06m @ 4.03g/t; and FADH016 - 13.10m @ 3.08g/t. Work is now focused on the correlation of these intersections. Mapping in the north of Gounkoto pit has been combined with regional work at Faraba West, Faraba SW, and the project wide integrated geology to produce a long section of the Gounkoto domain boundary between the pit and the permit boundary to the south. Conceptual exploration targets have been generated along this structure, at dilatational sites created by structural intersections and changes in strike. These targets will be incorporated and ranked against the existing portfolio for further exploration.

Bakolobi (Taurus JV)

At Bakolobi, work continues along the two main mineralised trends which have been identified through previous exploration. These trends feature west-dipping, brittle ductile structures with variable but continuous silica, carbonate and albite alteration and mineralisation along their strike, which in the Bakolobi permit is approximately 7km. The grades in most of the existing work on these structures are between 0.5g/t and 1.5g/t, however recent infill trenching is identifying higher grades and the potential for significant mineralisation on the permit. The two structures are Dioula-Gamaye in the east and Koliguinda 2km to the west. At Dioula North, close to the northern limit of the permit, two trenches excavated 125m and 260m north of BKTR003 (16.15m @ 2.23g/t, including 5.1m @ 5.33g/t) intersected the structure highlighting approximately 350m strike length of stronger alteration and elevated grades compared to the rest of the structure. BKTR010 returned 18.30m @ 3.55g/t including 11.10m @ 5.27g/t while BKTR011 intersected 16.50m @ 1.18g/t including 1m @ 11.70g/t. Further infill trenching is in progress along the rest of the structure.

Legend JV

After significant surface and sub-surface work, a final decision was made to cease the joint venture with Legend Gold Corp to the south of Sadiola. Mineralisation intersected in trenches and pits in a number of targets across the priority area of the permit is related to fine quartz veins in unaltered rocks.

SENEGAL

Sofia

The focus of all work in Senegal currently is the ongoing Massawa feasibility study which includes the evaluation of the Sofia target, 10km to the west of Massawa. RC drilling on Sofia in Q4 identified a 600m long zone of high grade mineralisation at approximately 100 vertical metres which was incorporated into an updated model increasing the inferred resources of the whole Sofia system to 12.5mt @ 2.22g/t for 891.7koz. This gain is partly attributed to the higher grade intersections as well as the addition of hanging wall and footwall lodes to the model. The update followed a full relog of the NE striking branch of the Sofia target where recent work has been focused.

Four diamond holes were drilled this quarter across the open, down plunge projection of the high grade mineralisation as depicted in the model which was a west-dipping mylonitic shear structure which transgresses lithologies and wraps around a hard, ultra-mafic buttress in a dextral system. The plunging aspect to the mineralisation was thought to be caused by the dextral sense of movement on the structure. Results from the four diamond holes, while all mineralised and similarly altered to previous intersections, returned lower grade intersections including: SFDDH009 - 26.1m @ 1.12g/t from 205m (including 10m @ 2.13g/t from 213m); SFDDH010 - 20.4m @ 0.26g/t from 175.6m; SFDDH011 - 31.5m @ 0.21g/t (including 5m @ 1g/t from 153.1m); and SFDDH012 - 25.35m @ 0.3g/t from 210.6m in the main zone with 15.95m @ 1.04g/t from 286.1m in footwall mineralisation.

Following these results, a high grade RC hole was twinned with two further diamond holes drilled on the same section to provide a detailed structural interpretation and identify the control on the high grade. While results are pending for these holes at the time of writing, they confirmed that the zone of high grade mineralisation is restricted in its vertical extent and either pinches or dies out significantly over 80 vertical metres. In addition to the confirmation of the west dipping system at Sofia, a set of sub-vertical, north-south shears has also been logged in trenching and drilling, often within or immediately adjacent to high grade mineralisation leading to the inference that these structures are reactivating the main structure and creating zones of more intense alteration and higher grade mineralisation at their intersection. Alternatively, the system may have a much shallower plunge than interpreted and remains open to the north. Work on the interpretation of the controls on this mineralisation are in progress and further drilling to test the updated model will be carried out in Q2.

As part of the ongoing work at Sofia, infill trenching to 45m spacing along the NE striking section of the structure was undertaken, with 28 trenches completed this quarter. Results of 16 of these trenches have been received, confirming the continuity of the grade and geology of the Sofia system along strike. Strong results have been received in a number of trenches including SFTR027 (22.8m @ 3.65g/t) located outside the defined high grade zone, potentially identifying an additional high grade shoot, and SFTR023 17.7m @7.36g/t including 1.9m @ 50.73g/t), where the existing high grade target projects to surface. Work will continue to focus on Sofia where considerable potential still exists.

Massawa

At Massawa itself, the feasibility work continues and is focused on the continued testing of the existing model through close spaced RC drilling at specific sites along the strike of the Central Zone (CZ). Preliminary observations are that the work is confirming the continuity of both phase 1 and 2 ore types as modelled. Biox test work on the Northern Zone refractory sulphides are indicating that high recoveries can be achieved via this process while further gravity and leach test work in the CZ continue to confirm that at least 65% of the gold is non-refractory. Test work is ongoing and the feasibility study is scheduled for completion at the end of 2016.

CÔTE D’IVOIRE

Mankono

At Mankono, work has continued on the Gbongogo target where exploration previously identified a 400m strike of wide, mineralised stockworks which may be amenable to bulk mining. Previously reported trench results include: 102.70m @ 1.90g/t including 73.60m @ 2.36g/t; 14.20m @ 3.25g/t and 6.60m @ 3.84g/; 62m @ 1.59g/t including 36.50m @ 2.38g/t; and 17.75m @ 3.41g/t. This quarter, reconnaissance diamond drilling has confirmed this system at depth with quartz-tourmaline-pyrite veins intersected in a deformed and altered granitic intrusion. This drilling has confirmed the host intrusion to be over 100m wide and present along the strike of the target. Intrusive contacts dip to the west at a moderate 40-50 degrees while the majority of mineralised veins dip to the east. Mineralisation in fresh rock is disseminated pyrite within and around the quartz tourmaline veins and across the strongly altered intrusive. Additional zones of alteration and disseminated sulphide mineralisation were also intersected in the sediments on both the hangingwall and footwall sides of the intrusion. Results from most of this drilling were pending at the time of writing, however the first two holes returned: GBD002 - 81.7m @ 1.68g/t (from surface) including 15m @ 3g/t and 7.5m @ 5.69g/t; and GBD004 - 76.95m @ 2.49g/t from 59m including 9.8m @ 10.67 and 6.4m @ 5.13g/t. These holes are drilled sub-parallel to the veins in order to intersect the contacts of the intrusion, which dip in the opposite direction. Further trenching 400m along strike to the north east of the Gbongogo target has identified similar veining in an intrusive unit highlighting the strike potential of the target.

Boundiali

Results from the VTEM survey have been integrated with existing data resulting in a fundamental change in the interpretation and understanding of the main structures in the permit. The team has identified three key trends including the Syama structure which strikes over +50km within the permit and underlies significant untested soil anomalies. To the east of the Syama structure, the Fonondara structure remains underexplored over 19km towards the south and over 30km towards the north of the Fonondara target. The third major structure is the lithological boundary between the Boundiali belt and the mixed volcanic/sedimentary domain to its west. During this quarter, the team has generated targets on these trends where initial work has started showing encouraging alteration features in mapping and pitting. Trenching at Kassere, an old target, has significantly extended the strike by 400m to 1.2km with intersections in trench KT006 of 19.70m @ 5.21g/t including 10.50m @ 6.54g/t and 4m @ 8.05g/t; 23m @ 3.63g/t including 10m @ 5.82g/t and 16.60m @ 1.99g/t (open) including 7.60m @ 3.73g/t, and confirmed a large mineralised system over +130m width. Further trenching to infill and step out along strike is in progress.

Fapoha

Fapoha North is a strong gold in soil anomaly over a 13km strike along a flexured contact between a brecciated tuff and a quartz diorite intrusion. This quarter, four trenches were excavated bringing the total to six trenches which have tested 11km at an average spacing of 2.2km. YOTR003 was excavated at 1.4km from previously reported trench YTR002 (5m @ 0.87g/t; 29.50m @ 0.38g/t and 20m @ 0.64g/t) and returned a low grade of 35m @ 0.35g/t including 10m @ 0.66g/t. YTR004 was sited 1.9km to the north of YOTR003 and confirmed wide anomalism over 66m including 13.50m @ 0.52g/t and 10.50m @ 0.65g/t. Results from YTR005 and YTR006 are pending but both alteration and deformation are stronger in YTR005 than in previous trenches, with pervasive silicification and shearing hosted with higher grades expected. Significant gaps still exist between these trenches where there is the potential for zones of high grade mineralisation in what is a large mineralised system and ongoing trenching is testing these areas.

Nielle

Further interpretation at the Tongon Southern Zone identified a target beneath the SW corner of the pit which will be tested by diamond drilling in Q2. One of these targets features advanced grade control results of 13m @ 5.07g/t and 18m @ 7.70g/t which locates under a thrust and which remains open to the South. A relogging exercise on the northern zone, focusing on the key controls of the high grade distribution along the deposit is nearing completion and is expected to generate targets for testing in Q2.

Beyond the main deposit, the team has completed infill drilling over portions of the Sekala and Seydou south satellites. These programmes have been successful with a 5% increase in grade at Sekala and the intersection of additional high grade structures at Seydou including 16m @ 11.83g/t; 8m @ 21.83g/t; 21m @ 6.24g/t; 11m @ 8.33g/t; and 19m @ 10.19g/t. Mineralisation at Seydou remains open and an intensive infill trenching programme is in progress to further refine the geological model.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

Exploration at Kibali continues to focus on the identification of satellite resources for operational flexibility. The projects that have been identified with the potential to contribute towards this goal are Sessenge, Kombokolo, Agbarabo Waste Dump, Tete Bakangwe, Pamao, Rhino and Sessenge SW. Projects which are already in the mining schedule but which may be optimised and brought forward with good results include Sessenge, Kombokolo and Pamao.

At Kombokolo, two diamond drill holes were drilled to twin historical reverse circulation drill holes to confirm the thickness and grade of the mineralisation and to collect structural data to improve the geological model. Results broadly confirm the model but show variations in both thickness and grade, prompting more twin hole drilling across the deposit. Holes returned 50.95m @ 2.45g/t from 58.3m (including 11.4m @ 6.90g/t); 7.45m @ 5.07g/t from 63.85m (including 1.75m @ 12.1g/t); and 10m @ 6.21g/t from 81.3m (including 3.5m @ 10.74g/t). Bottle Roll Tests were conducted on mineralised samples from the drilling returning an average recovery of 90% for low, medium and high grade composite samples. Further diamond drilling is in progress at Kombokolo which has a resource of 165 000oz @ 2.02g/t and the potential to contain a higher grade reserve with further work.

At Tete Bakangwe, scout drilling of mineralised trench intercepts confirmed the geological model of gently dipping lenses of low grade mineralisation. Further close spaced drilling across plunge in order to intersect plunging, narrow shoots of high grade mineralisation has returned significant results including 13m @ 2.55g/t including 4m @ 3.62g/t and 3m @ 4.24g/t; 4m @ 5.04g/t; 6m @ 1.29g/t; 4m @ 1.77g/t; 18m @ 3.37g/t; 10m @ 3.62g/t; 12m @ 4.47g/t; and 14m @ 2.31g/t, from three separate mineralised lodes. The potential to define down plunge oxide mineralisation is encouraging and further drilling will be conducted on other high grade trench intersections within the target.

At Sessengue SW, 10 RC holes were drilled down plunge of strong trench intersections to advance the target with a number of the holes intersecting positive results including: SRC294 - 16m @ 2.27g/t from 70m; and SRC299 - 28m @ 1.96g/t from 16m including 4m @ 5.12g/t from 26m, and 4m @ 3.85g/t from 34m; confirming BIF and metaconglomerate hosted shoots of mineralisation across the target area. The dimension, orientation and grade of these shoots is being further established through similar close spaced drilling to that currently underway at Tete Bakangwe, prior to being tested further down plunge. Early results include: SSRC0001 - 11 m at 9.5g/t from 1m; and SSRC0004 - 12 m at 5.45g/t from 0m. Sessengue and Pamao are currently being further evaluated by advanced grade control drilling and the exploration team plans to review the oxide potential of the Rhino target in Q2.

At Aindi Watsa, four scout diamond holes for 711m have indicated that mineralisation is hosted in the chert unit (as observed in trenches and from mapping) and associated with weak to moderate albite and carbonate alteration. Drilling confirmed that mineralisation is thinning and weakening towards the east while it is still open towards the west. In general, the grades were shown to be weaker than those at surface which ranged between 1 and 2g/t, eg AWDD04 - 14.57m @ 1.05g/t; and AWD002 - 10.13m @ 1.09g/t. However, the western hole, AED003 intersected 12m @ 3.74g/t from 113.42m and requires further follow up work.

At the Sessenge Gap prospect between Sessengue and Gorumbwa, an RC drilling programme consisting of 10 holes for 875m, was completed. Results received confirmed the continuity of the mineralisation between Sessengue and Gorumbwa with an increase in thickness and grade towards Sessenge. The higher grade intercepts (≥3 g/t) are narrow and have an average downhole width of 4m and are associated with strong silica-sericite alteration with weak pyrite within meta-conglomerate and meta-sandstone.

As part of the drive to optimise the resource at Kibali, following a period of significant development and better access, a detailed audit of the KCD deposit geology is in progress. This study is focusing on the 5000 and 9000 lode controls and geometry and is identifying some important features and changes to the existing model. In addition to an update in the shape of the mineralised lodes, the 5101 and 5103 lodes are shown to be located along a fault which marks the contact between BIFs and carbonaceous rocks. Axial planes around these mineralised structures appear to have acted as fluid pathways, channelling alteration and mineralisation. The connection between plunging fold hinges and the orientation of mineralised lodes has been confirmed. This work is expected to be completed in Q2.

Regional

We are in the final stages of the planning of a helicopter VTEM survey over our new groundholding in the Ngayu belt in NE DRC. The survey will be conducted by Geotech Airborne Limited and is expected to start in May 2016 and take three months to complete. The survey flight path design is north-south orientated lines at 400m spacing for a total of 10 000 line kilometres. Flight line spacing will be reduced to 200m line spacing over potential targets identified during the initial survey.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2016	2015	2015	2015
REVENUES
Gold sales on spot	267 555	272 086	231 228	1 001 420
Total revenues	267 555	272 086	231 228	1 001 420
Share of profits of equity accounted joint ventures	8 521	1 923	28 395	77 303
Other income	1 269	3 407	1 754	15 616
Total income	277 345	277 416	232 982	1 094 339
COST AND EXPENSES
Mine production costs	114 534	122 908	117 592	498 779
Movement in production inventory and ore stockpiles	566	7 503	4 697	17 109
Depreciation and amortisation	37 915	32 480	36 075	150 902
Other mining and processing costs	14 453	14 401	14 875	60 007
Mining and processing costs	167 468	177 292	173 239	726 797
Royalties	14 059	14 062	11 819	51 673
Exploration and corporate expenditure	8 947	13 607	8 677	45 067
Other expenses	2 011	-	5 725	5 725
Total costs	192 485	204 961	199 460	829 262
Finance income	595	6	23	112
Finance costs	(419)	(1 967)	(962)	(4 411)
Finance income/(costs) – net	176	(1 961)	(939)	(4 299)
Profit before income tax	85 036	70 494	60 978	260 778
Income tax expense	(21 113)	(16 967)	(9 664)	(48 003)
Profit for the period	63 923	53 527	51 314	212 775
Other comprehensive income
Profit/(loss) on available-for-sale financial assets	589	(31)	(125)	(561)
Share of equity accounted joint ventures other comprehensive gain	8	1 597	-	1 572
Total other comprehensive income/(expense)	597	1 566	(125)	1 011
Total comprehensive income	64 520	55 093	51 189	213 786
Profit attributable to:
Owners of the parent	54 357	44 528	48 203	188 677
Non-controlling interests	9 566	8 999	3 111	24 098
	63 923	53 527	51 314	212 775
Total comprehensive income attributable to:
Owners of the parent	54 954	46 094	48 078	189 688
Non-controlling interests	9 566	8 999	3 111	24 098
	64 520	55 093	51 189	213 786
Basic earnings per share ($)	0.58	0.48	0.52	2.03
Diluted earnings per share ($)	0.57	0.47	0.51	2.01
Average shares in issue (000)	93 414	93 230	92 855	93 094

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Audited	Unaudited
	at	at	at
	31 Mar	31 Dec	31 Mar
$000	2016	2015	2015
Assets
Non-current assets
Property, plant and equipment	1 556 700	1 546 767	1 493 801
Cost	2 320 833	2 272 985	2 105 192
Accumulated depreciation and amortisation	(764 133)	(726 218)	(611 391)
Deferred tax	-	-	18
Long-term ore stockpiles	164 439	167 337	178 038
Trade and other receivables	12 628	6 417	21 743
Investments in equity accounted joint ventures	1 430 793	1 427 316	1 417 311
Other investments in joint ventures	44 597	45 940	46 809
Total investments in joint ventures	1 475 390	1 473 256	1 464 120
Total non-current assets	3 209 157	3 193 777	3 157 720
Current assets
Inventories and ore stockpiles	129 918	130 973	122 115
Trade and other receivables	211 635	198 292	189 936
Cash and cash equivalents	253 804	213 372	141 238
Available-for-sale financial assets	1 496	906	1 342
Total current assets	596 853	543 543	454 631
Total assets	3 806 010	3 737 320	3 612 351
Equity attributable to owners of the parent	3 337 960	3 273 599	3 152 896
Non-controlling interests	225 112	218 706	202 849
Total equity	3 563 072	3 492 305	3 355 745
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 766
Deferred tax	37 338	35 548	31 494
Provision for rehabilitation	47 581	47 581	55 904
Total non-current liabilities	87 684	85 894	90 164
Current liabilities
Trade and other payables	138 339	139 321	139 219
Current income tax payable	16 915	19 800	27 223
Total current liabilities	155 254	159 121	166 442
Total equity and liabilities	3 806 010	3 737 320	3 612 351

These results are presented as the first quarter ended 31 March 2016. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2015, and which will form the basis of the 2016 annual report. No new or amended accounting standards effective for 2016 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year ended 31 December 2015, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2015 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $47.8 million for the three months ended 31 March 2016, and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $43.6 million. Of this amount, $31.3 million was spent on the development of the Yalea and Gara underground mines, including the Gara and Yalea refrigeration plants, while $12.3 million was spent on ongoing capital at the mine. Capital expenditure at Tongon amount to $1.7 million for the three months, mainly relating to the crusher upgrade project, while $1.2 million was incurred at Gounkoto.

The group’s capital commitments (including its share of equity accounted joint ventures) at 31 March 2016 amounted to $41.3 million with the majority relating to the Loulo-Gounkoto complex ($31.6 million) and Kibali ($7.9 million).

The long term ore stockpiles balance of $164.4 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans. The 2% decrease from 31 December 2015 relates to decreases in the stockpiles at Tongon, in line with mine plans.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The increase of $2.1 million in total investment in joint ventures for the quarter mainly reflects the group’s profit share from equity accounted joint ventures ($8.5 million), partially offset by loan repayments made by Kibali during the quarter ($5.0 million attributable share). Investments in equity accounted joint ventures further include capital expenditure of $12.1 million (attributable) at Kibali during the quarter.

Current inventories and ore stockpiles of $129.9 million was in line with the balance at 31 December 2015.

Trade and other receivables (including the allocation of a portion to non-current) at 31 March 2016 increased by 10% from the balances at 31 December 2015. This mainly reflects increases in trade balances at Loulo ($9.0 million) and at Tongon ($5.0 million) due to the timing of gold shipments. The balance, further increased due to down payments to suppliers at Loulo ($7.0 million), as well as increase in the VAT receivable balances at Loulo ($5.0 million) and Gounkoto ($6.0 million).

The long term receivable balance of $12.6 million at 31 March 2016 increased by 97% from the balance at 31 December 2015. This reflects the increase in VAT balances at Loulo during the quarter.

The total outstanding refundable VAT balances in Mali amount to $122.0 million (31 December 2015: $109.2 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable of $16.3 million). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable VAT balances. Management continues to pursue the cash settlement of these VAT balances.

The portion of the outstanding VAT balances which is not expected to be recovered within a one-year time frame, amounts to $12.6 million, and is shown in the long term debtors (31 December 2015: $6.4 million). The group’s share of the VAT balance at Kibali amounted to $64.5 million (31 December 2015: $61.8 million). The Morila and Kibali VAT balances are included in the group’s investment in joint ventures line.

The group had received claims for various taxes from the State of Mali totalling $280.0 million, in respect of its Mali operations. Having taken professional advice, the group considers the claims to be without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During 2014, Loulo submitted a request for arbitration at the International Centre for the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The arbitration process is ongoing with hearings having taken place in 2015, and the outcome of this process is expected to be concluded in the first half of 2016.

The increase in cash of $40.4 million since 31 December 2015 largely reflects strong operational cash flows from the Loulo-Gounkoto complex and Tongon mines ($95.8 million), including cash returned from Kibali, partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($54.6 million), in particular at Loulo in respect of the underground mines.

Trade and other payables of $138.3 million were in line with the balance at 31 December 2015 of $139.3 million.

Current tax payable of $16.9 million decreased from 31 December 2015 by 15% due to provisional tax payments made by Gounkoto and Loulo during the quarter.

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2016	2015	2015	2015
Profit after tax	63 923	53 527	51 314	212 775
Income tax expense	21 113	16 967	9 664	48 003
Profit before income tax	85 036	70 494	60 978	260 778
Share of profits of equity accounted joint ventures	(8 521)	(1 923)	(28 395)	(77 303)
Adjustment for non-cash items	44 906	42 811	51 685	212 097
Effects of change in operating working capital items	(17 038)	5 598	25 124	11 958
Receivables	(11 315)	536	(8 737)	(22 399)
Inventories and ore stockpiles	3 953	5 161	4 377	6 220
Trade and other payables	(9 676)	(99)	29 484	28 137
Cash generated from operations	104 383	116 980	109 392	407 530
Dividends received from equity accounted joint ventures	5 000	10 000	5 000	45 272
Income tax paid	(13 614)	(12 842)	(12 672)	(55 820)
Net cash generated from operating activities	95 769	114 138	101 720	396 982
Additions to property, plant and equipment	(54 623)	(68 017)	(35 346)	(216 038)
Funds invested in equity accounted joint ventures	(25)	-	(2 829)	(2 829)
Loans repaid by equity accounted joint ventures	1 420	731	-	1 072
Net cash used by investing activities	(53 228)	(67 286)	(38 175)	(217 795)
Proceeds from issue of ordinary shares	1 051	222	67	289
Dividends paid to company’s shareholders	-	-	-	(38 600)
Dividends paid to non-controlling interests	(3 160)	(2 136)	(5 126)	(10 256)
Net cash used by financing activities	(2 109)	(1 914)	(5 059)	(48 567)
Net increase in cash and cash equivalents	40 432	44 938	58 486	130 620
Cash and cash equivalents at beginning of period	213 372	168 434	82 752	82 752
Cash and cash equivalents at end of period	253 804	213 372	141 238	213 372

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other Reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2014 - audited	92 674 085	4 634	1 450 984	67 254	1 575 218	3 098 090	204 864	3 302 954
Fair value movement on available-for-sale financial assets	-	-	-	(125)	-	(125)	-	(125)
Share of other comprehensive income of joint ventures	-	-	-	-	-	-	-	-
Other comprehensive income/(expense)	-	-	-	(125)	-	(125)	-	(125)
Net profit for the period	-	-	-	-	48 203	48 203	3 111	51 314
Total comprehensive income/(expense) for the period	-	-	-	(125)	48 203	48 078	3111	51 189
Share-based payments	-	-	-	6 661	-	6 661	-	6 661
Share options exercised	2	-	67	-	-	67	-	67
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	20	(20)	-	-	-	-
Shares vested[2]	180 100	9	15 662	(15 671)	--	-	-	-
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(5 126)	(5 126)
Balance - 31 Mar 2015 - unaudited	92 854 187	4 643	1 466 733	58 099	1 623 421	3 152 896	202 849	3 355 745
Balance - 31 Dec 2015 - audited	93 232 920	4 662	1 493 781	67 005	1 708 151	3 273 599	218 706	3 492 305
Fair value movement on available-for-sale financial assets	-	-	-	589	-	589	-	589
Share of other comprehensive income of joint ventures	-	-	-	8	-	8	-	8
Other comprehensive income	-	-	-	597	-	597	-	597
Net profit for the period	-	-	-	-	54 357	54 357	9 566	63 923
Total comprehensive income for the period	-	-	-	597	54 357	54 954	9 566	64 520
Share-based payments	-	-	-	6 991	-	6 991	-	6 991
Share options exercised	32 300	2	1 049	-	-	1 051	-	1 051
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	390	(390)	-	-	-	-
Shares vested[2]	248 505	12	19 596	(18 243)	-	1 365	-	1 365
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(3 160)	(3 160)
Balance - 31 Mar 2016 - unaudited	93 513 725	4 676	1 514 816	55 960	1 762 508	3 337 960	225 112	3 563 072

[1]	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
[2]	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised Financial Information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2016	2015	2015	2015
Gold sales per IFRS[1]	267 555	272 086	231 228	1 001 420
Gold sales adjustments for joint ventures[2]	78 213	82 673	113 404	393 469
Gold sales[3]	345 768	354 759	344 632	1 394 889
Mine production costs	114 534	122 908	117 592	498 779
Movement in production inventory and ore stockpiles[1]	566	7 503	4 697	17 109
Royalties including adjustment for joint ventures	17 596	17 851	15 118	66 680
Royalty adjustment for joint ventures[2]	(3 537)	(3 789)	(3 299)	(15 007)
Total royalties[1]	14 059	14 062	11 819	51 673
Other mining and processing costs[1]	14 453	14 401	14 875	60 007
Cash costs adjustments for joint ventures[2]	45 351	46 712	51 792	195 105
Total cash costs[3]	188 963	205 586	200 775	822 673
Profit from mining activity[3]	156 805	149 173	143 857	572 216
Ounces sold	291 385	325 085	283 624	1 210 844
Total cash cost per ounce sold[3]	648	632	708	679
Cash operating cost per ounce sold[3]	588	577	655	624
Gold on hand at period end[3]	16 844	13 715	10 183	13 715

[1]	Figures extracted from IFRS results.
[2]	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.
[3]	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the Company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2015 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2015 annual report and the information available on the group’s website.

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

ANNUAL RESOURCE AND RESERVATION DECLARATION

at 31 December		Tonnes (M/t)		Grade (g/t)		Gold (Moz)		Attributable gold (Moz)
Mine/project	Category	2015	2014	2015	2014	2015	2014	2015	2014
MINERAL RESOURCES
Kibali								45%	45%
	Measured	10	8.1	2.2	1.9	0.7	0.5	0.3	0.2
	Indicated	124	130	3.8	3.8	15	16	6.8	7.2
Sub total	Measured and indicated	134	139	3.7	3.7	16	16	7.2	7.4
	Inferred	47	53	2.5	2.6	3.9	4.4	1.7	2.0
Loulo								80%	80%
	Measured	18	15	4.5	3.8	2.6	1.9	2.1	1.5
	Indicated	33	36	4.3	4.5	4.5	5.2	3.6	4.2
Sub total	Measured and indicated	51	52	4.4	4.3	7.1	7.1	5.7	5.7
	Inferred	20	20	3.9	3.2	2.5	2.1	2.0	1.7
Gounkoto								80%	80%
	Measured	5.0	5.5	2.9	3.6	0.5	0.6	0.4	0.5
	Indicated	25	22	4.7	4.4	3.7	3.2	3.0	2.5
Sub total	Measured and indicated	30	28	4.4	4.3	4.2	3.8	3.3	3.0
	Inferred	5.3	7.5	3.1	3.2	0.5	0.8	0.4	0.6
Morila								40%	40%
	Measured	-	0.02	-	4.0	-	0.003	-	0.001
	Indicated	23	14	0.5	0.6	0.4	0.3	0.2	0.1
Sub total	Measured and indicated	23	14	0.5	0.6	0.4	0.3	0.2	0.1
	Inferred	1.8	11	0.6	0.6	0.03	0.2	0.01	0.1
Tongon								89%	89%
	Measured	8.8	6.8	2.7	2.3	0.8	0.5	0.7	0.5
	Indicated	22	27	2.6	2.6	1.8	2.2	1.6	2.0
Sub total	Measured and indicated	30	34	2.6	2.5	2.6	2.7	2.3	2.4
	Inferred	12	12	2.8	2.7	1.1	1.0	1.0	0.9
Massawa								83%	83%
	Measured	0.2	0.2	5.1	5.1	0.03	0.03	0.03	0.03
	Indicated	35	35	2.6	2.6	2.9	2.9	2.4	2.4
Sub total	Measured and indicated	35	35	2.6	2.6	3.0	3.0	2.5	2.5
	Inferred	23	24	2.5	2.1	1.8	1.7	1.5	1.4
TOTAL MINERAL RESOURCES	Measured and indicated	304	301	3.4	3.4	33	33	21	21
	Inferred	110	128	2.8	2.5	10	10	6.7	6.6
ORE RESERVES
Kibali								45%	45%
	Proved	4.0	5.4	1.8	1.8	0.2	0.3	0.1	0.1
	Probable	76	78	4.3	4.3	10	11	4.7	4.8
Sub total	Proved and probable	80	83	4.1	4.1	11	11	4.8	4.9
Loulo								80%	80%
	Proved	8.6	2.2	4.5	1.8	1.2	0.1	1.0	0.1
	Probable	23	31	4.7	4.8	3.4	4.7	2.7	3.8
Sub total	Proved and probable	32	33	4.6	4.6	4.7	4.9	3.7	3.9
Gounkoto								80%	80%
	Proved	4.1	4.4	3.1	3.8	0.4	0.5	0.3	0.4

	Probable	16	18	5.2	4.6	2.7	2.6	2.2	2.1
Sub total	Proved and probable	20	22	4.8	4.4	3.1	3.2	2.5	2.5
Morila								40%	40%
	Proved	-	0.02	-	4.0	-	0.003	-	0.001
	Probable	15	13	0.6	0.7	0.3	0.3	0.1	0.1
Sub total	Proved and probable	15	13	0.6	0.7	0.3	0.3	0.1	0.1
Tongon								89%	89%
	Proved	8.2	7.1	2.3	2.2	0.6	0.5	0.5	0.4
	Probable	18	23	2.4	2.4	1.4	1.7	1.3	1.5
Sub total	Proved and probable	26	30	2.4	2.3	2.0	2.2	1.8	2.0
Massawa								83%	83%
	Proved
	Probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
Sub total	Proved and probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
TOTAL ORE RESERVES	Proved and probable	194	201	3.6	3.6	23	24	15	15

Randgold reports its mineral resources and ore reserves in accordance with the JORC 2012 code and as such numbers are reported to the second significant digit.

Reporting standards are equivalent to National Instrument 43-101.

The reporting of mineral resources is based on a gold price of $1 500/oz. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Reserve pit optimisations are carried out at a gold price of $1 000/oz for all pits.

Underground ore reserves are also based on a gold price of $1 000/oz. Dilution and ore loss are incorporated into the calculation of reserves.

Cautionary note to US investors: The United States Securities and Exchange Commission (the ‘SEC’) permits mining companies, in their filings with the SEC, to disclose only proven and probable ore reserves. Randgold uses certain terms in this annual report such as ‘resources’, that the SEC does not recognise and strictly prohibits the company from including in its filings with the SEC. Investors are cautioned not to assume that all or any parts of the company’s resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.

See glossary of terms on website at www.randgoldresources.com.

GENERAL

Overall the group’s assets have performed in line with expectations, noting the guidance given at the start of the year which indicated a weighting in production towards the second half of the year. Similarly, its capital expenditure projects, although reduced when compared to the prior year, remain on track for completion as budgeted and scheduled. Consequently, the group remains focused on achieving the key performance indicators set out at the start of the year and articulated in the recently published annual report.

Randgold continues to maintain its focus on organic growth through the discovery and development of world class orebodies and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, the company routinely reviews corporate and asset acquisition and merger opportunities.

The directors confirm to the best of their knowledge that:

a)	These first quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

4 May 2016

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RANDGOLD RESOURCES NEWS UPDATES

STAKEHOLDER ENGAGEMENT AND COMMUNITY PROJECTS

KEY TO SUCCESSFUL SUSTAINABILITY STRATEGY

Randgold Resources’ annual sustainability report, published as part of its statutory annual report, sets out the company’s corporate social responsibility activities in detail. Sustainability, now generally acknowledged as a key component of corporate reporting, has long been integral to Randgold’s business model. Chief executive Mark Bristow and group community and environmental officer, Hilaire Diarra, discuss recent developments on this front.

Bristow: Randgold’s sustainability strategy, the formal expression of our core philosophy, is that the value we create should tangibly benefit all our stakeholders at every level, from our host countries’ treasuries to the quality of life in our surrounding communities. In other words, everyone who is involved in or affected by our operations should be positively impacted by them.

Diarra: The first quarter of 2016 has, as is customary, been marked by a comprehensive engagement with all our stakeholders: with local communities to debate and agree on priority projects for the year; with contractors to secure their cooperation in these projects; and with government, civil society and local authorities to present our 2015 report and explain our plans for the new year. As part of this process, the CEO met with our partners and suppliers in West Africa and the DRC to reinforce our commitment to working with and developing local businesses. The newly appointed minister of mines in Mali visited Morila to see the progress on the closure project while the Malian parliamentary commission on mining toured Loulo, and were impressed by the level of infrastructural and community investment there.

Bristow: We have worked hard to secure a social licence to operate for our mines and this has served us very well both in our everyday relations with our communities and in times of stress. Last quarter, a few incidents related to the perennial issue of illegal mining were promptly resolved thanks to the goodwill and understanding implicit in this licence.

Diarra: Our mines are continuing to invest in local economic development initiatives, which are producing measurable results. This past quarter the fish farm at Morila produced and sold 11 tonnes of fish while a pilot project along similar lines at Tongon sold 1.2 tonnes. The pilot maize project at Kibali harvested 58 tonnes and distributed 12.5 tonnes of seed to local farmers. Some 27 tonnes of vegetables and 10 tonnes of broilers were produced and sold by our recently established agribusiness college at Loulo-Gounkoto, where 60 students are currently learning to become farming entrepreneurs. The thriving nuns’ shop at Kibali made more than $73 000 and at Loulo the soap manufacturing project has provided employment to more than 40 women. Also at Loulo, a local security company is now patrolling the ore-hauling roads and has consequently been able to create more than 100 new jobs. A number of other projects are being developed across Randgold’s operations.

Bristow: Also in the pipeline are a number of exciting biodiversity offset initiatives in West Africa and the DRC. These are becoming a big part of our overall environmental strategy and have the potential to make a real difference in our host countries. In addition, we’re looking at opportunities to partner with some NGOs, such as WaterAid in Mali, UNFPA for community development in Côte d’Ivoire and PAX for illegal mining in the DRC.

KARL VOLTAIRE RETIRES FROM BOARD

Karl Voltaire retired from the Randgold board at the annual general meeting on 3 May after 10 years as a non-executive director during which he made a significant contribution to the company’s success during this crucial growth period.

A mining engineer by profession, he spent 23 years with the World Bank in Washington, where his last position was director of global markets for the International Finance Corporation.

Chairman Christopher Coleman said Voltaire’s perspective on doing business in emerging markets, his insight into African country issues and his network of contacts had been invaluable to the board, particularly in assessing projects and other opportunities.

“Karl has also been a vigilant custodian of Randgold’s core values, ensuring that these remained uppermost in our minds when dealing with challenges. We owe him a great debt of gratitude and we are delighted that he has agreed to become a trustee of Nos Vies en Partage, the charitable foundation set up by Randgold,” he said.

BOYZONBIKES BACK ON THE ROAD

Following the fourth successful BOYZONBIKES trans-African motorbike safari in 2014, which all but completed the team’s circumnavigation of the continent, Randgold’s chief executive and a small group of colleagues and friends will this year undertake an equatorial crossing, never done by motorbike before.

The purpose of the BOYZONBIKES rides is to raise money for deprived and neglected African people, notably women and children. In 2013 this initiative gave birth to Nos Vies en Partage, the charitable foundation set up by Randgold to support social development in the countries where the company operates.

The 2016 ride has been dubbed Safari Kwa Africa Bora – Swahili for ‘Riding for a Better Africa’ – and its aim is to raise $3 million for Nos Vies en Partage. It will start at Mombasa on the East Coast on 1 June and is scheduled to end 30 days later at Muanda, at the mouth of the Congo River on the West Coast. The seven bikers will cover more than 7 000 kilometres through Kenya, Uganda and the Democratic Republic of Congo.

HOST COUNTRY HUMAN CAPITAL DEVELOPMENT: INVESTING FOR THE LONG TERM

The Randgold policy of employing and empowering host country nationals has delivered operations where not only the workforce but also the management teams consist almost entirely of local nationals.

Chief executive Mark Bristow says the measure of this policy’s success is not merely how many people are employed, but at what level. Consequently its extensive training and development programmes are designed to equip employees with management expertise as well as world-class technical skills.

In line with this aim, senior group executives and operational managers will again be attending management development programmes at the London Business School and the Universities of Cape Town and Stellenbosch this year.

“Just as we continue to invest in exploration as an engine of growth, so we invest in the development of our human capital. In both cases, it’s a long term game, but one that is essential to sustain our success,” he says.

KIBALI SHINES IN RECORD YEAR FOR RANDGOLD

The Kibali gold mine in the Democratic Republic of Congo was the star performer in Randgold’s portfolio of operations in 2015, exceeding its target by 7% to contribute 642 720 ounces to the group’s record production for the year.

Speaking at the regular quarterly local media briefing in Kinshasa, Randgold chief executive Mark Bristow noted that the two-year-old operation’s remarkable success was a tribute to an effective cooperative effort which had united the developers, the authorities, the community, the contractors and suppliers in a strong commitment and a common purpose.

“It’s been a significant achievement for a country which is rich in mineral resources but has not always managed to make the most of this endowment. Kibali is going to make a major impact on the Congolese economy – it has already spent more than $1 billion with local service and goods providers – and I believe it will also be the flagship for the development of a major gold mining industry in this country,” he said.

Bristow cautioned, however, that Kibali was still a work in progress and faced many challenges as it worked towards its completion in 2018, when the underground mine was expected to be fully operational.

“The next two years will be particularly tough, as Kibali continues to ramp up its underground production within the constraints of a lower grade and the consequent need for a higher throughput, and we are therefore forecasting an output of 610 000 ounces for 2016 and 620 000 ounces for 2017,” he said.

“To ensure Kibali’s continued delivery, our partnership with government and the community will if anything have to be strengthened. For its part, government has to focus on the urgent need to establish an effective local administration, in an area where rapid population growth and the lack of functional structures are generating a complex social dynamic that will become increasingly difficult to deal with.”

Bristow said that despite the stressed gold market, the operational challenges at Kibali and socio-political issues in the DRC, Randgold remained committed to increasing its presence in the country, and had recently entered into a new joint-venture agreement – its third in the region – with government-owned Société Minière de Kilo-Moto SA (SOKIMO) and Moku Goldmines AG (Moku) for the Moku-Beverendi gold exploration project, along the same greenstone belt that hosts Kibali. In terms of the agreement with the owner of the project, Société Minière de Moku-Beverendi SA, Randgold can earn in a minimum 51% stake in the project by funding and conducting exploration and completing a prefeasibility study. This addition to its portfolio extends Randgold’s exploration footprint in the DRC to 7 824km², spanning the major gold belt in the north-east of the country.

“Our commitment to expanding our presence and stepping up our greenfields exploration here demonstrates our long term intent of finding world-class gold deposits and developing them into profitable mines, thus contributing to the DRC’s continuing evolution as a democratic society with a robust economy,” Bristow said.

DIVIDEND UP 10% AT $0.66 PER SHARE

Following approval by shareholders at the company’s annual general meeting on 3 May, Randgold has declared an annual dividend for the year ended 31 December 2015 of $0.66 per share, up 10% on the previous year’s $0.60.

An optional scrip dividend has also been approved, enabling shareholders to elect to receive new ordinary shares or American Depositary Receipts (ADSs) in the company instead of receiving a cash dividend.

The optional scrip dividend is conditional on the admission of the scrip shares to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s market for listed securities. Dealings in the new scrip shares are expected to commence on 27 May 2016.

Shareholders who do not elect to receive the dividend in ordinary shares will receive the cash dividend in pounds sterling or in US dollars on 27 May 2016 (cash dividends will be paid to holders of ADSs on 7 June 2016). Shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on Randgold’s website at www.randgoldresources.com and posting it back to the company’s registrars, with instructions set out in the mandate form. Shareholders who elect to take the scrip shares will increase their shareholding without incurring any dealing costs.

In addition to voting for the cash dividend and the scrip dividend scheme, shareholders also voted in favour of all the other resolutions proposed at the 2016 annual general meeting.

Progressive dividend maintained as Randgold builds cash for future growth

Randgold has reaffirmed its intention to continue to pay a progressive ordinary dividend that will increase or at least be maintained annually.

Commenting on this statement published in the company’s 2015 annual report, financial director Graham Shuttleworth said that at a time when the gold mining industry was focused on survival, Randgold was able to maintain its dividend policy on the back of last year’s strong performance. He confirmed that the company still intended to build its net cash position to approximately $500 million to provide financing flexibility for future new mine developments and other growth opportunities.

2015 ANNUAL REPORT

Randgold has published its annual report and accounts for the year ended 31 December 2015 which is available for viewing and/or downloading from Randgold’s website at www.randgoldresources.com. A copy has been submitted to the National Storage Mechanism and is also available for inspection at www.hemscott.com/nsm.do. The company has also filed its annual report on Form 20-F with the US Securities and Exchange Commission, which is also available for viewing and/or downloading from Randgold’s website and at www.sec.gov. For a hard copy or CD containing the report, contact Kathy du Plessis at randgold@dpapr.com or call +44 20 7557 7738.

Randgold uniquely positioned to sustain value delivery

Randgold’s operations are strongly placed to generate robust cash flows even at gold prices below current levels and to continue delivering value to all stakeholders, chief executive Mark Bristow says in the company’s 2015 annual report.

What the gold mining industry needs, says Bristow, is to make new discoveries, as even a significant rise in the gold price and an injection of fresh capital will at best enable it to clear its debt, but will provide little scope for adding any value or reversing the production decline. Through its consistent investment in exploration and development Randgold, in contrast, was projecting sustained growth from a solid foundation.

“Our mines have been modelled to generate cash flows at gold prices well below the $1 000/oz level. Our positive production and cost profiles extend to a 10-year horizon, we have had no impairments or write-downs, and have substantial cash resources. Our exploration teams are not only replacing the ounces we deplete but are making significant progress in the hunt for our next big discovery. In fact, we are in a unique position to continue delivering value to all our stakeholders,” he says.

Randgold set a new annual production record of more than 1.2 million ounces in 2015, up 6% on the previous year, while reducing group total cash cost per ounce by 3% to $679. Strong cash flows from the operations boosted cash on hand by 158% to $213.4 million but profit for the year was $212.8 million against the previous year’s $271.1 million, reflecting the decline in the gold price. The board nevertheless recommended a 10% increase in the annual dividend.

Also in the annual report, chairman Christopher Coleman reports that even in the current challenging market, Randgold is not reducing its investment in corporate and social programmes, in line with its philosophy that sustainability is central to all its activities.

“Randgold’s social initiatives extend far beyond the life of its mines. At all its operations, it is developing ambitious legacy projects designed to provide a permanent source of employment and economic opportunity to these communities. Based on agriculture, the primary building block of any developing economy, these range from training and funding would-be commercial farmers to a wide spectrum of agribusiness initiatives, many of which are already supplying local markets. The company is equally mindful of the health and safety of its employees, and it strives constantly to improve an already exemplary record in this regard,” he says.

PRODUCTION UP AS TONGON CONTINUES TO PROGRESS

Randgold’s Tongon gold mine has commissioned its fourth-stage crushing circuit, completing an extensive capital project designed to improve throughput and recovery. The new circuit is currently being optimised.

Announcing this at a media briefing held at the Tongon mine, chief executive Mark Bristow said Tongon was continuing to make headway in its drive to overcome technical issues, with gold production up 7% to 242 948 ounces in 2015 as the flotation upgrade and crushing circuit extension programme started delivering results.

“Tongon is targeting annual production of 290 000 ounces in 2016 but there are still significant challenges in its way. Chief among these is the continued instability of the grid power supply, which has a major impact on the mine’s cost structure. The Tongon team is in discussion with the Ivorian power utility to resolve this problem,” he said.

Bristow noted that despite a high level of activity, Tongon was maintaining its excellent safety record, reaching 3.7 million lost-time injury-free hours in 2015. It had also retained its OHSAS 18001 and ISO 14001 certifications.

It was also continuing its drive to extend the life of the mine through exploration, with the latest drilling results indicating the potential for additional reserves and resources within and below the existing open pits.

GOLF ACADEMY OPENS NEW OPPORTUNITIES FOR YOUTH OF CÔTE D’IVOIRE

Côte d’Ivoire’s first golf academy for children has been launched at a golf day held at Korhogo in the northern region of the country which hosts Randgold’s Tongon gold mine. The event was attended by the prefect of the Korhogo region, the town’s mayor and other dignitaries. The academy is a joint initiative between the Ivorian sport promotion company Team STL and Randgold.

The aim is to provide underprivileged children with potential the opportunity to acquire a first-rate academic education combined with their development as golfers. Initially, bursaries will be offered to 100 pupils selected from all over the country. A number of children from the area around Tongon participated in today’s event.

Speaking at the golf day, Randgold chief executive Mark Bristow said the sport academy initiative would complement the company’s wide-ranging social responsibility portfolio of education, health, infrastructure and economic development projects.

“We are committed to discovering and nurturing talent in our host countries, and by giving youngsters the opportunity to develop their athletic as well as their academic potential, the academy will add an extra dimension to this drive,” he said.

Randgold will contribute $50 000 per year for three years to the realisation of the project.

SECURING THE PLATFORM FOR FUTURE GROWTH

Randgold’s annual resource and reserve declaration, published as part of its annual report for 2015, shows that while attributable measured and indicated resources remain steady at 21.1 million ounces, inferred resources are marginally up at 6.7 million ounces. Total attributable reserves of 14.6 million ounces reflect a 4% reduction after mining depletion, with no change in the grade, in a year that delivered record production of 1.2 million ounces.

Continued investment in brownfields as well as greenfields exploration, combined with the optimal exploitation of all orebodies, is securing the size as well as the quality of Randgold’s asset base, thus positioning it strongly to sustain its growth profile and to capitalise fully on a recovery in the gold price, says group general manager evaluation Rod Quick.

“We maintained our reserve grade, still conservatively calculated at a gold price of $1 000 per ounce, and improved the resource grade, declared at $1 500 per ounce. This shows that aggressive exploration and disciplined management have enabled us to weather a three-year bear market in gold without having to resort to high-grading.”

Quick says Randgold’s growth strategy is based on the understanding that gold mining is a cyclical, long term business and that its operations should therefore not be managed on a quarterly or even annual basis.

“Our focus is on the future, and we position our businesses to survive in the troughs of the price cycle so that they can deliver at its peaks. That is why we maintain our investment in exploration during the lean times and look for opportunities that meet our criteria to expand our footprint, such as the recently announced Moku joint venture in the Democratic Republic of Congo,” he says.

Adding up the assets

Loulo’s total mineral resources increased by 5%, net of depletion. This was driven by a significant increase of plus 600 000 ounces in the Gara underground inferred resources from the positive results of the Gara South drilling. Further drilling and design work are expected to convert a large portion of these resources to reserves in 2016. A drilling programme to define high grade resources is underway at Yalea as well. Total ore reserves after depletion decreased by 4% to 4.7 million ounces at 4.6g/t. At neighbouring Gounkoto, total ore reserves remained above 3 million ounces with an 8% increase in grade on the back of an updated underground feasibility study which increased the underground reserve to 1.1 million ounces at 7.2g/t. A lower cost profile and higher grade resource model have highlighted the potential for a superpit mining option, which together with an underground mine is now the subject of a trade-off study planned for completion in 2016.

At Kibali in the Democratic Republic of Congo, total reserves decreased to 10.6 million ounces at 4.1g/t from 11.0 million ounces at 4.1g/t, with mining depletion being partly offset by gains from the underground, Pakaka and Gorumbwa satellite deposits. Resources were down after depletion by 5% as a result of mining and the ongoing assessment of the substantial resource base acquired from Moto.

In Côte d’Ivoire, Tongon’s resources and reserves decreased marginally with partial replacement from ongoing advanced grade control drilling within the pit. Drilling continues to highlight the potential for further gains within and immediately below the current Southern Zone pit design and nearby satellite deposits which will be further tested in 2016.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would',

'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.